RVI | Investor Interview: Brad Gerstner
Transcript

VIDEO Link: https://f.io/AmMNNND4

SCRIPT

Brad: Vlad, Shiv, it's great to be here today. You know, you guys know me but for those watching at home, Brad Gerstener, I'm the CEO and Founder of Altimeter Capital.

- i *DISCLOSURE ON SCREEN: "Mr. Gertsner is not employed by or affiliated with Robinhood Markets, Inc., Robinhood Ventures, the Fund, or their affiliates ("Robinhood"). Views and opinions are his own and do not necessarily reflect those of Robinhood."*

Brad: One of the mutual passions I know we share is the democratization of finance. And so I'm excited today to talk about Robinhood Ventures. So why don't we start with you Vlad, tell me a little about your passion and the vision for the democratization of finance, and how Robinhood Ventures fits in.

Vlad: Yeah, I'll get right into it. In my opinion, what we have with private markets is the greatest inequity in capital markets today. So over the past few decades, companies are staying private for longer. Now you're in a situation where the biggest private companies are in valuations in the hundreds of billions.

Brad: Right.

Vlad: They might not go public until they get into the trillions.

Brad: We share a passion that, you know, we have the greatest engine of innovation in the world. And more people need to share in that earlier. So Shiv, tell us a little bit about what exactly Robinhood Ventures is doing, and how does that fulfill this vision or this mission about getting more people in the game earlier?

Shiv: Yeah, absolutely. So, Vladimir, I've been brainstorming literally for years on how to make this happen. And when you talk to customers, which is how we always start, there's three things they want. First, they want daily liquidity. They have liquidity needs. That's what they're used to. Second, they don't want to be accredited. 80 to 85% of Americans are not accredited today. So they feel like they're being left out.

Brad: Can you say - just bookmark that. What is - what is accredited and what do you mean by that?

Shiv: Yeah, accredited is an SEC regulation, which it says if you want to invest in assets that are deemed more speculative, more risky, you need to be what's known as an accredited investor. And typically it's measured by how much wealth you have. Okay. And so what ends up happening is those that have wealth are able to invest in some of these assets. And those people that don't have wealth aren't. So you're further left behind. And so you see that over and over again in private assets.

Vlad: And there's the gating factor preventing people from even if they were being offered a deal right from participating.

Shiv: Exactly. And the third thing they really want is they want invest in the best in class technology companies they know and love in a concentrated portfolio. Right? They don't want an S&P 500 of every technology company. They want the companies that they know that are out that are changing the world. And so we designed our product to serve all of those needs to make sure it had daily liquidity, that you don't need to be accredited, and that you can have a portfolio of the companies that you want to use. So that's the vision and I'm super excited to see.

Brad: So so Vlad, it sounds like, something pretty innovative, right. And what I, what I heard Shiv say is this might be able to give investors access to companies they've heard of, but they can't invest in today in the public markets. Is that what we're talking about here is that the investment approach that you guys are pursuing, a Robinhood Ventures?

Vlad: Yeah, essentially we're creating a closed-end fund, a 40 act fund that will have no carry.

- ***DISCLOSURE ON SCREEN: "****RVI pays a management fee at an annual rate of 2.00% of net assets, calculated and payable quarterly. The management fee is reduced to 1.00% for the first six months immediately following RVI's initial public offering. RVI will also bear fees and expenses associated with its organization and ongoing operations."*

Vlad: And we're going out there. You know, Shiv and I have been banging down doors. Shiv has been free soloing, the Rosewood at Sand Hills and, getting into deals and doing that for the benefit of retail customers so that they could get skin in the game for some of the world's most transformative companies. And, you know, we talk about accreditation, but it's not just accreditation. There's lots of accredited investors that are just trying to get into these deals, and they're not getting into these deals. They're hyper competitive. They're sort of passed around into a network of insiders. I mean, we know how this works, right? So yeah, I think Robinhood is a little bit unique because we're not a typical finance company. We're here in Silicon Valley. It's not so long since we've been, you know, private. And we still have our relationships with venture

capitalists. And, you know, we can drive up and down Sand Hill Road and, and do these deals. But we also have a huge retail presence, 27 million customers in the US.

Brad: Right? So, I mean, if we if we rewind the clock a little bit, right? I am one of those Sand Hill Road venture capitalists, who invest in these early stage companies and, and later stage companies. And in- in risk capital. This venture capital is so important to the growth of the United States of America. It's so important to our economic vibrancy. What we have here in Silicon Valley is so special. We have risk takers who want to build rockets that are falling out of the sky. Right. With Elon, they want to build, AI that's going to modernize, you know, technology and put us on the forefront around the world and their risk capital which flows into those things. And what you're saying is, because these companies are staying private longer, this is a way for the average retail investor to share in what you're already doing here in Silicon Valley. So Shiv, talk to me a little bit about that. There's already an ecosystem of venture capitalists like, like us. We're leading what we call the series A or the series B or the series C around these earlier stage of financing. So how do you interact with that ecosystem here in Silicon Valley to make sure the retail investors that you guys want to sell to are getting into these and that you're getting allocation?

Shiv: Yeah, absolutely. When we think about it, it's a marketplace. On one side, you need to have the retail demand. That's what we know and love. We have 27 million customers and nearly 350 billion of assets. The second part is the companies and the demand, the supply. These companies can take capital from yourself or any of the best VCs in the world. So we have to prove to them why we're different. We're the new kid on the block. And there's a couple things that we bring. First, especially if you're a consumer company, but even if you're not just being associated with retail. Second, the vehicle that we're using and having retail invest in is a permanent capital vehicle. What that means is we can invest in the round now, we can invest in their IPO and we can hold them when they're public. So for your company it's fantastic. You have a great retail brand and you have permanent capital. So we're really just trying to match the marketplace together, and we've set out to do this. We said, why do we have the right to win? And as Vlad said, we're a technology company. It has to be in financial services. We have deep roots in Silicon Valley. We've called you many times for advice for, 'how can we invest and get to know these companies?' And the great thing is, it's resonating. Companies are- they're learning. They want to do this.

Brad: That was the point. I was going to ask you, which is, okay, you guys have a seed portfolio. You've talked to a lot of companies. You know, you're really well known in Silicon Valley. You're out there talking to these folks. How is it going? What are the types of companies you're getting access to?

Vlad: I think so far we're - we've exceeded our expectations. I mean, I think typically what you hear from investors is that the first fund you have, you kind of have to prove yourself. You have to prove your value both to LPs and to the companies. So our LPs are in effect, retail investors. So, so, that part, I think, we've built up over a decade-plus. But yeah, to- to the companies, I think there are a lot of people out there that see tremendous value and see this as a differentiated offering. So we were actually, and Shiv can go through all of them. We were surprised, actually, at how these companies wanted to be involved.

Brad: And when you do a deal in this fund, will the investors in this close-ended fund- will they know that you're doing a deal, where they know the name of the deal? Will you provide information to them about the deal? Or do they go do that research on their own?

Shiv: We make the investments, we underwrite the information. We try to share as much information as possible with the investor so they understand. And so what they will see is some basic information, the data on the investment, the size of the investment, the price, the valuation. And then the other thing we're doing is that is a little bit innovative is for the companies that are private, we're trying to aggregate public market data and showing a really simple, clean Robinhood way. For example, the example I'll give you is when was your last fundraising round? Who is your former investors? Is an Altimeter investor in the fund? You take that for granted because you and your team can go online and find that. But the average retail doesn't have access to that. So we're really going to lean into the education using public market data and aggregating in a really simple way. And then every time we make a new investment, customers will know and be able to see it. If you look at what's on file today, our seed portfolio is already in there. You can see all the companies. So I'll give you some examples. Databricks. We invested in their past two rounds. We talked about AI. This is a company that's at the forefront of it. Mercore - AI data tagging. AirWallex -payments company is global. It's coming to the US or the hardware company, Oura. They're doing a really hard mix of software and hardware. I see you're a fan there! Revolut, another global fintech company. And soon to be in the portfolio, Stripe, that we've made a recent investment in that should close.

Vlad: We wore those guys down, Brad, we wore those guys down!

Brad: They're big fans of you guys I know. So, you know, so you just listed a lot of different companies. One of the questions I get a lot from our investors, right? Because Altimeter goes out and raises money from some of the most sophisticated pension funds and endowments and others in the world. They say, Brad, Silicon Valley seems, you know, to go through these peaks and valleys. And right now it seems like everybody's crazy for AI and the valuations. So how do you communicate with your investors just like with everyday stocks in the stock market, that things can go up and things can go down and you know, you know, so just talk a little bit how you how you educate them about the risk associated with what's called venture capital for a reason. Because it's risky.

Shiv: Yeah for sure. I'll have to start. I know Vlad thought a lot about this as well, but the first thing is education. So we spend a lot of time making sure it was really easy to understand. What's in the portfolio, how does it look like? What are the companies so you can track it, use and follow it. The other thing is in a closed fund it has a net asset value. So what are the assets worked at. But it could trade at a premium or discount. So we spent a lot of time to make sure customers understand what is that premium. What does it look like historically. Where is it moving.

Brad: Will it show that in the app?

Shiv: It will. You can see what the NAV is and you can see if there's a premium to discount.

- i ***DISCLOSURE ON SCREEN:*** *"NAV = Net Asset Value".*

Shiv: So really leaning into education, if you go through the prospectus we put a lot of information on. These are the type of companies. These are frontier technology companies. But we also put the risks to your point. This is a risky venture. We want customers to understand it, but we don't want to be paternalistic if you want access to it. That's what we stand for. So that's a little bit of how we're thinking about it. In terms of where we're investing in our what we hear from customers is they want frontier technology companies, the things that are pushing the boundaries and so similar to what you do is we underwrite everything.

Brad: By underwriting, you're saying you do the research, you do the work, you assess the risk and reward of the investment. And so you're acting as the fiduciary and saying, listen, we think this is good for our customers to put it in this fund.

Shiv: Exactly. You nailed it. We are registered investment advisor. And we go in and we actively select each company. We size it and then we manage it over time. So it's, it is something that we think is going to really resonate with customers because we are doing the research, We're going to make sure you have all the information.

Brad: Right. So Vlad, another thing about portfolio construction. So one thing that's really important is what companies do you choose. The next thing that's important is how much of that one company do you have in this portfolio. So talk to us a little bit about how many companies or maybe what's the level of concentration. How much of one company might be at the top-end that you would own in this fund?

Vlad: Yeah, I think, when we started out thinking about what we wanted to do. We don't want to just build one fund. That's why it's RVI. RVI's the first one, the first one is important, but the aspiration is to build the world's biggest venture capital firm, over time. So with the first fund, what we really cared about is, the customers know that, you know, private markets are inherently risky. They understand that. We wanted to give them companies that they've heard about. Right? The risk with these types of things is you end up with adverse selection. The

company is going to you and taking your money are the ones that really need the money. We've had to fight and scratch and claw our way to, to a reasonable allocation.–Getting into companies that people have heard of and want access to, and then the liquidity. Everyone hates being locked up for ten years. And so I think we've been able to solve that. And of course we've trained our customers for ten years to really; or we've selected for customers that are allergic to fees. So not having a carry, in this fund, I think is going to be really well-received.

- ***DISCLOSURE ON SCREEN:*** *"RVI pays a management fee at an annual rate of 2.00% of net assets, calculated and payable quarterly. The management fee is reduced to 1.00% for the first six months immediately following RVI's initial public offering. RVI will also bear fees and expenses associated with its organization and ongoing operations."*

Brad: And a 'carry' just for everybody else is a profit share of the profits. So there's no profit share in this fund. The fund keeps all of the profits.

Vlad: Yeah. And they get passed to shareholders directly.

Brad: And so that was one of the questions I had for Shiv. Back to this concentration issue. How many names do you expect to have in the fund? Any concentration limits on the fund? And then and then third, maybe if a company goes public, like do you sell it out of the fund? How does it work?

Shiv: Yeah, all. Great questions. The portfolio is constructed today. It's about 7 to 8 names. When we look out it's probably 15 names, maybe plus or minus a little bit more. So we want a little bit of diversification. But we also want it not to we want to keep it relatively concentrated. The nice thing about it is if you start smaller now, if companies keep doing subsequent sum raises, we can go back in. And so we can put a little bit and now we can invest at their next round. We can invest in the public market. So we have to make sure we size these budgets in appropriately at the beginning. When a company has a liquid event, when they go public, they get purchased. A couple things can happen. First, we can choose to hold the company. So let's say they go public and we still like it every single quarter. If so, we'll hold it. If at any given time we wanted to trim the position or reduce it, we would then sell it into the public markets.

Brad: Right. That's terrific. You both mentioned that, you know, you're out hustling with the CEOs of these companies in order to get allocations. And certainly, you know, I've had some of those conversations with you guys. Do you envision that continuing?

Vlad: I mean, I'll give you an example. We talked about our product IPO Access, which we launched in 2021, and the intent was, we're Robinhood, our IPO should be the largest retail IPO, which it was of its size. We had about 25% of our deal go to retail. And. But we didn't want to just do a bespoke thing for ourselves. We wanted to productize it. So we had a bunch of other companies that went public that year go through us. The first year we had to similarly scratch

and claw our way into them because nobody had really done this before at any scale. And, you know, the bankers who were in the room, had an interest to maintain as much of the IPO as possible for their own clients. So we really had to, you know, bully our way in, beg for favors, you know, call the- call the CEOs and just do as much as we can to get into these deals. And then the IPO window shut, for a few years. But then when it reopened, we started seeing an interesting thing, which is now companies come to us and they say, all right, we've seen what happens with retail names in the public markets and having a big group of retail investors. A retail army is really important to us. So they've come to us and ask and ask us, how do they nail down their retail strategy? And in the past year and a half, I think pretty much any, pretty much any big IPO of consequence talks to us and is -is on the platform. So there's been a shift. And I think the same thing's going to happen here. At first this is a new thing. Nobody's really doing it before. There's like, lack of understanding. There's a little bit of skepticism. So we've had to do a lot of education, but I think in a similar way to IPO access, as it becomes a little bit more normalized and these companies no longer have to be early adopters,

Brad: Right.

Vlad: I think it'll become much easier. And then the natural scale effects of, we have a lot of customers.

Shiv: I'd also add, we just recently brought in Sarah Pinto as the lead portfolio manager, longtime Silicon Valley investor, so she'll be managing the portfolio day to day.

Shiv: Now that we've shown proof of concept, we brought in someone who's done it for a long time to really help it scale.

Brad: And, you know, I think an important thing to point out, perhaps, is, you know, no venture capital firm has a 100% conversion rate. Like, we want to get into deals and sometimes they'll choose another venture capital firm to lead that deal or fill out that deal. So presumably you've had some companies say no to you, and you might have some investors in this fund who say, hey, why don't you have X, Y, Z company in the fund? So Shiv maybe just say a little bit of something like, not every time that you want to be in a deal where you necessarily, be in the deal, even though you may keep at it. And that's related to my second question, which is how quickly do you expect to deploy the capital in the fund?

Shiv: Yeah. So similar to yourself. We got a lot of no's. For every one Yes that you get, there's a lot of no's behind it, but you got to hustle.

Vlad: And a lot of those that eventually became yes's.

Shiv: That's the most exciting part. When we started this, it was maybe, you know, nine months ago we were building a portfolio. We were the new kid on the block. Yes. It's just a lot of education. What are you doing? What is the fund? Why should I be involved in it? And

companies that originally were skeptical by the time they did their subsequent fundraisers we're now asking, 'hey, can we actually do this?' And so there's that natural transition. It's still hard. We are pounding the pavement. The other fun part is once the fund is actually public, retail has a voice. So if retail comes out, goes to your favorite companies, said, hey, we would like to be in this portfolio. I think it will actually go a long way. And so that's our general philosophy. In terms of deployment. We want to do it the right way. Every company we write to, it needs to pass our underwriting standards. We've actually passed on a lot of companies already. We got access. We looked at them, we said, you know what, this might be a little bit too risky and not for us. And so I think, you know, depends how much capital we actually raise. We don't want it sitting around for too long because there's a cash drag in the portfolio. But we don't need to go in on day one invest all of it. And then I think naturally, over time we will deploy the capital.

Brad: For either of you, why did you choose the closed-ended structure in terms of the fund structure itself? And then are there any other experiments along these lines that have been run in the public markets that should give people reasons for confidence or, or concern?

Shiv: Yeah. So when Vlad came to us, what we were brainstorming was, you know, how do we do the things that I mentioned upfront?

- i ***DISCLOSURE ON SCREEN:*** *"While RVI shares are expected to be listed on an exchange, an active public market for the shares may not develop. As a result, shareholders may not be able to liquidate their investment. Accordingly, shareholders should consider that they may not have access to the funds they invest in RVI for an indefinite period of time."*

Shiv: Daily liquidity, no accreditation, available for all. So when you look at it, there's a couple funds in the market that you could use. You can do what's known as an interval fund or tender offer fund. Think of these as semi liquid. And ETF money can go in and out every day. In those type of funds you can put money in every day, but you can't get it out every day. So some of our competitors do that and we think that's fine. We chose the closed-end. You can do as little as one share. There's no gating. That was really important to us. And so that's the main reason we picked the structure. There are a couple other funds out there that already do this. Actually. Private equity has been doing this for years. They sometimes put entire portfolio companies in there. I used to be a portfolio manager and trader at Pimco. We would use these for credit instruments again, less liquid. And so instead of trying to reinvent the wheel, we said what is already out there and how can we do this? And we did customer research. You have to explain a little bit about the fund. And so the mental model for the customers, it's kind of like an ETF. It works out great. A downside of a closed-end fund is the pool of capital you raise is closed, hence the name. You can't take inflows and outflows on any given day. That's okay. Well we'll show proof of concept. And like Vlad said, if it works we'll raise future funds to keep investing.

Brad: Right. As you've started to socialize this idea with your customers and talk about it on, earnings calls, etc. Give us a sense for, you know, the feedback, the excitement and how you guys are going to get the word out, about this fund?

Shiv: Yeah. I mean, people are saying, when can I get access? That's the number one thing we keep hearing. People are writing into customer service. They're calling. They're tweeting at Vlad and myself.-And so right now, you know, we're out there sharing it.

Brad: And do you expect, well, all those customers, Vlad, to retail customers? Or do you think there's some small institutional customers that might be excited about this as well?

Vlad: We're going to pitch. I think the fun part about this roadshow itself. You know, if you guys are familiar with companies going public, which this is, RVI is a fund that is going through an IPO process, it does a roadshow. Typically what happens is institutional investors get first dibs and then retail, gets the, the scraps. This one is going to be much more balanced. In a way retail are going to get first dibs I think will want to involve institutional as well. And you know, we have flexibility to grow the size of the fund if needed. We'll see how it goes. I think that, yeah, the benefit here is we raise the capital from investors, then we deploy it. And, I think that, you know, the amount of capital this could take in is virtually unlimited, given how capital hungry some of these private companies are.

Brad: I congratulate you guys on this innovation. On the launch of something that I think is going to be really important for pushing your vision about the democratization of finance forward with Robinhood Ventures. I'm excited and hope for your success.

Vlad: Thank you sir. And I think the great thing about democratizing finance for all is that it's never done. Yeah, because we always create new things and they tend to go to the elites and the early adopters first. So we think this is the next front in our quest to democratize finance for all. So we're really excited to open up private markets. And I think that, if we execute well, this has a potential to change the world for the better. So thank you for being a part of it.

Shiv: Thank you Brad. Really appreciate it.

Brad: Great to be here.